UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A de C.V. (GAP)

ANNOUNCEMENT

Guadalajara, Jalisco, Mexico, April 4, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced that on Sunday, April 2, 2006, the Mexican Ministry of Communications and Transportation (SCT) suspended the operations of Aerocalifornia Airlines (“Aerocalifornia”). The SCT indicated that the suspension of operations was “due to a series of findings in a recent review of the company” by the Civil Aviation Aulthority (DGAC) that Aerocalifornia did not comply with certain security standards. The SCT granted the airline a term of 90 days to correct its noncompliance in order to resume operations.

During fiscal year 2005, Aerocalifornia operated in 10 of the 12 airports managed by GAP, representing approximately 11% of the Company’s total terminal passenger traffic and approximately 8.9% of total operations. During 2005, Aerocalifornia's highest traffic levels in terms of number of passengers and flight frequencies were at the Tijuana, Guadalajara and La Paz airports.

GAP expects that in the event that Aerocalifornia were not able to resume operations immediately, the volume of terminal passengers serviced by Aerocalifornia would be absorbed by alternate carriers (such as low-cost carriers) and therefore would be eventually recovered by GAP. Additionally, GAP anticipates that passengers would resume their travel plans when Aerocalifornia re-initiates operations.

Currently, other carriers are honoring passenger tickets on Aerocalifornia.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Lic. Rodrigo Guzmán Perera, Chief Financial Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212	Tel: 212 406 3690
rguzmanp@aeropuertosgap.com.mx	gap@i-advize.com

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GAP 4Q05	Page 2 of 2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 4, 2006